December 23, 2009

VIA EMAIL & OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  0549

Attention:	Mark Brunhofer Division of Corporation Finance

	Re:	China Shenghuo Pharmaceutical Holdings, Inc. Form 10-K for the year ended December 31, 2008 File No. 001-33537

Dr. Mr. Brunhofer:

           This letter responds to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s letter dated December 10, 2009 to China Shenghuo Pharmaceutical Holdings, Inc. (the “Company” or “we”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009 (the “10-K”).  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Report on Internal Control over Financial Reporting, page 47

1．We acknowledge your response to our previous comment 1c and your removal of the returned goods weakness from your proposed disclosure.  Although you represent that the amounts related to the inappropriate accounting for returned goods were not material, it appears that a material weakness would have existed if there was a reasonable possibility that your controls would have failed to prevent or detect a material misstatement on a timely basis.  Unless you demonstrate to us otherwise, please retain the disclosure regarding the returned goods material weakness.  Also, revise to disclose why the sales and warehouse departments failed to timely follow your returned goods policy and the corrective actions you have taken or intend to take.  We refer you to PCAOB Auditing Standard No. 5 for a discussion of material weaknesses in internal control over financial reporting.

In accordance with the request of the Staff, we intend to revise the disclosure in our 10-K, Item 9A Controls and Procedures, Management’s annual report on internal control over financial reporting, to include the following material weakness and corrective actions taken.

Material Weakness:

Sales department and warehouse department failed to follow the policy of returned goods to timely handle the returned goods from customers, which is a material weakness.  This weakness relating to the failure to follow Company’s returned goods policy was based primarily on the lack of clarity among the Company’s financial personnel as to their respective assignments and duties with respect to the Company’s returned goods policy. As a result, there was a breakdown in communication between the warehousing and financial departments, and no person made an accounting of returned goods when those goods were returned by customers.

Corrective Action Taken:

Beginning in March of 2009, we started to improve the returned goods policy and the controls with respect to that policy by instructing and training our financial staff, through meetings and communications, of their individual duties with respect to the Company’s accounting policies, including the returned goods policy, in order to ensure that all returned goods are properly accounted for.  The Company is also in the process of formally documenting the returned goods policy.

Acknowledgments of the Company

As requested by the Staff, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at +(86) 871-7282698 or Selig D. Sacks of Pryor Cashman LLP, outside counsel to the Company, at (212) 326-0879.

Truly yours,

/s/ Guihua Lan
Guihua Lan
Chairman and the CEO
China Shenghuo Pharmaceutical Holdings, Inc.

cc:	Selig D. Sacks (Pryor Cashman LLP)
Robert K. Bowen (Hansen, Barnett & Maxwell, P.C. ,the former auditor of the company)